Kenneth J. Kay	100 N. Sepulveda Boulevard
Senior Executive Vice President	Suite 1050
Chief Financial Officer	El Segundo, CA 90245

CB Richard Ellis Group, Inc.	310 606 4706 Tel
310 606 4701 Fax

kenneth.kay@cbre.com
www.cbre.com

May 19, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Linda van Doorn

Re:	CB Richard Ellis Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005

File No. 1-32205

Dear Ms. van Doorn:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above referenced annual report on Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”) of CB Richard Ellis Group, Inc. (the “Company”) in the letter dated May 5, 2006, addressed to Kenneth J. Kay, Chief Financial Officer of the Company. Set forth below are the Staff’s comment and the Company’s response.

Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment Operations, page 42

1.	Reference is made to your reconciliation of segment operating income to EBITDA. Please tell us how you determined segment operating income is a reconcilable measure under Item 10(e) of Regulation S-K. In addition, please refer to the June 13, 2003 FAQ Regarding the Use of Non-GAAP Financial Measures.

Company Response

The Company respectfully submits to the Staff that the Company believes that reconciling segment EBITDA to segment operating income is appropriate. Segment net income is not a financial measure that the Company calculates. As discussed in the Form 10-K, since the Company does not allocate net interest expense, loss on extinguishment of debt or provision for income taxes among the Company’s segments, the Company believes the most directly comparable GAAP measure to segment EBITDA is segment operating income. Additionally, even if the Company did calculate segment net income, segment EBITDA would not be calculated any differently.

It should be noted that the Company considered the guidance provided in the June 13, 2003 FAQ Regarding the Use of Non-GAAP Financial Measures which in response to question 15 states that, “…EBITDA should be reconciled to net income as presented in the statement of operations under GAAP. Operating income would not be considered the most directly comparable GAAP financial measure because…EBITDA makes adjustment(s) for items that are not included in operating income.” Based on this guidance, the Company does reconcile consolidated EBITDA to consolidated net income (located on page 37 of the Form 10-K).

In connection with the above response the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	the Staff’s comments or the Company’s changes to its disclosures in response to the Staff’s letter do not foreclose the SEC from taking any action with respect to the Company’s filings; and

•	the Company will not assert SEC comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In the event you have any additional questions, please contact me directly at (310) 606-4700.

Sincerely,

/s/ Kenneth J. Kay
Kenneth J. Kay
Chief Financial Officer